Rice Acquisition Corp.

102 East Main Street, Second Story

Carnegie, Pennsylvania 15106

VIA EDGAR

July 2, 2021

Attention:	Wei Lu

Shannon Buskirk

Kevin Dougherty

Loan Lauren Nguyen

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	Rice Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed May 14, 2021 File No. 001-39644

Ladies and Gentlemen:

Set forth below are the responses of Rice Acquisition Corp. (“we,” the “Company” or “RAC”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 11, 2021, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, File No. 001-39644, filed with the Commission on May 14, 2021 (the “Preliminary Proxy Statement”).

In addition, concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”) in response to the Staff’s comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions in the responses below correspond to Amendment No. 1, and capitalized terms used but not otherwise defined in the responses below have the meanings given to them in Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A filed May 14, 2021

Do any of RAC’s directors or officers or the Sponsor have interests that may conflict with the interests of RAC stockholders with respect to, page 12

1.	Please revise to expand the disclosure here to disclose the material conflicts of interest that RAC’s directors and officers, the Sponsor, Archaea and the related affiliates may have in the initial business combination.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 13 and 14 of Amendment No. 1 as requested.

Questions and Answers

How will the Business Combination impact the shares of Common Stock outstanding thereafter? page 13

2.	You disclose that additional shares of Common Stock may be issuable in the future as a result of the issuance of additional shares that are not currently outstanding, including issuance of shares of Class A Common Stock upon the exercise of the Warrants after the consummation of Business Combinations and that you intend apply to continue the listing of the Combined Company’s Class A Common Stock and Warrants on the NYSE. Here or at another appropriate section, quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 14 of Amendment No. 1 as requested.

Risk Factors, page 33

3.	Please add a risk factor to highlight the “up-C” structure that you will retain following the Business Combinations, the equity interests held by the relevant parties and the attendant risks.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 60 of Amendment No. 1 as requested.

4.	Please disclose the material risks to unaffiliated investors presented by taking the Companies public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 59 of Amendment No. 1 as requested.

Risks Relating to Ownership of Common Stock Following the Business Combinations Future sales, or the perception of future sales, by the Combined Company or its stockholders..., page 60

5.	Please quantify the total outstanding common shares restricted from immediate resale but which may be sold into the market in the near future and/or are subject to registration rights.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 63 of Amendment No. 1 as requested.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1. Description of the Business Combinations, page 68

6.	We note your disclosure that following the closing of the Business Combinations, you will retain “up-C” structure, whereby RAC’s only assets will be its equity interests in RAC Opco. Revise to provide additional information regarding the ownership structure, specifically the non-controlling interest holders. To clarify the numerous interests, consider disclosing a table showing the number of RAC Opco equity interests outstanding after the Business Combinations detailing the number of shares by Class type that each entity will hold.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 71 of Amendment No. 1 as requested.

Note 2. Basis of Pro Forma Presentation, page 69

7.	You state that the historical financial information has been adjusted to reflect the pro forma adjustments that are directly attributable to the Business Combinations and the PIPE Investment; however, we note the presentation of 3 pro forma adjustment columns: Transaction Accounting Adjustments, PIPE Financing Adjustments and Financing Transactions. Expand your disclosure to describe the nature of the Financing Transactions and how they differ from the other 2 pro forma adjustment columns. Revise your pro forma footnotes to separately address the basis of the Financing Transactions pro forma adjustments, as your current footnotes appear to combine Transaction Accounting Adjustments and Financing Transaction amounts.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 66 through 82 of Amendment No. 1 as requested.

Note 3. Accounting for the Business Combinations, page 71

8.	We note that the Business Combinations will be accounted for as a reverse recapitalization with Archaea treated as the accounting acquirer and RAC treated as the acquired company. In addition, the Aria Merger represents an acquisition of a business. Please provide us a comprehensive analysis of the factors considered pursuant to ASC 805-10- 55-11 through 55-15 to support your conclusion given the relative size and fair value of the combining entities. In your response, address how the relationship among the Rice Investment Group, RAC and Archaea impacts your analysis.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has provided below the comprehensive analysis of the factors considered pursuant to ASC 805-10-55-11 through 55-15 to support our conclusion that Archaea is the accounting acquirer and the Aria Merger represents an acquisition of a business.

Guidance	Assessment

ASC 805-10-55-11:

In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

RAC, the legal acquirer, will acquire both Archaea and Aria through issuing shares and transferring cash to the sellers of Archaea and Aria. In order to meet the minimum cash requirement to consummate the Business Combinations, RAC is estimated to be required to raise approximately $220 million in debt. This criterion indicates RAC likely is the accounting acquirer.

ASC 805-10-55-12:

In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests.

Refer to above for discussion where RAC would issue shares to acquire Archaea and Aria. Refer to below for further analysis on other facts and circumstances that should be considered.

Guidance	Assessment
(a): Combining entity whose owner or group of owners receives or retains largest portion of voting rights in combined entity

For both (a) and (b) –

Archaea Holders will receive the largest portion of voting rights in the Combined Company. The Archaea Holders will hold 29% of the voting stock of the Combined Company (assuming no purchase price adjustments pursuant to the Archaea Merger Agreement). None of the current shareholders of RAC, the Aria Holders or purchasers in the PIPE Investment will have a block of voting interest that exceeds 29%. This criterion indicates that Archaea is likely the accounting acquirer.

(b): Combining entity whose single owner or group of owners that holds largest minority voting interest in combined entity if no owner or owner group has a significant voting interest
(c): Combining entity whose owners have the ability to elect / appoint / remove the majority of the board	Pursuant to the Stockholders Agreement, the Combined Company Board’s composition immediately after the Business Combinations will be as follows: (i) three independent directors will be nominated by the current board of directors of RAC, (ii) two directors will be nominated by the Sponsor (which is an affiliate of Archaea), (iii) one director will be nominated by Ares (which is the controlling member of Aria), and (iv) one director will be the Chief Executive Officer of the Combined Company (who is the current CEO of Archaea). Accordingly, Archaea or an affiliate thereof (i.e., the Sponsor) will nominate three out of seven board seats. This criterion indicates that Archaea is likely the accounting acquirer.

(d): Combining entity whose management dominates management of the combined entity	Executive management of the Combined Company is expected to consist of the following: two recent Archaea hires (CFO and CAO), three legacy Archaea principals (CEO, President and CIO), and one legacy Aria principal (COO). Neither RAC nor Aria will have any representation in executive management. This criterion indicates that Archaea is likely the accounting acquirer.

(e): Combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity(ies)	The pre-combination fair value of the equity interests of both Archaea and Aria has been determined, and purchase price has been determined based on such pre-combination fair value. As the economic interests that the sellers of Aria and Archaea will receive are both determined based on the pre-combination fair value, management has considered this criterion to be neutral for the accounting acquirer assessment.

ASC 805-10-55-13: Combining entity whose relative size (assets, revenue or earnings) is significantly larger than that of the other combining entities	Aria is noted as having both larger assets and revenues as compared to Archaea and RAC, and therefore is noted as more likely to be considered the accounting acquirer based on this assessment.

Guidance	Assessment
ASC 805-10-55-14: Which combining entity initiated the combination and has the largest relative size

The Special Committee of RAC (which consists of its independent directors) initiated the Business Combinations. In addition, RAC is the largest party to the Business Combinations. As of March 31, 2021, RAC had net assets of $197.3 million, Archaea had net assets of $29.1 million and Aria had net assets of $106.8 million. As such, this criterion indicates that RAC is likely the accounting acquirer.

ASC 805-10-55-15:

A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in ASC paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

RAC, Archaea and Aria were already in existence prior to the negotiation of the Business Combinations. Therefore, this criterion is not applicable to the determination of the accounting acquirer as it relates to the Combined Company. This criterion is not applicable.

Other factors considered	The purpose and intent of the Business Combinations is to create an operating public company through RAC. Following the Business Combinations, management expects to use the combined asset base of Archaea and Aria to grow the business and the Combined Company will retain Archaea’s name. This criterion indicates that Archaea is likely the accounting acquirer.

In summary, based on the assessment that management performed in accordance with ASC paragraph 805-10-55-11 through 15, it has been determined in its judgment that Archaea is considered the accounting acquirer, due to the ability of Archaea (or an affiliate thereof) to nominate three of the seven members of the Combined Company Board, as well as considering the expected composition of the management team of the Combined Company, and considering the relative size of the shares held by the Archaea Holders as compared to other shareholders of RAC subsequent to the Business Combinations.

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2020, page 72

9.	In notes 4(A) and 4(C), you state the historical financial information for Rice and Archaea are derived from the respective audited consolidated balance sheets as of December 31, 2020; however, the historical amounts do not agree with the audited financial statements presented later in the filing. For example, but not limited to, the amounts presented for warrant liabilities and certain equity line items of Rice and the goodwill amount for Archaea are inconsistent with the amounts in the related audited balance sheets. Similar inconsistencies are noted between the amounts presented in the historical statement of operations of Rice on page 67 and the related audited consolidated statement of operations. Revise your financial statements accordingly.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised several amounts in the historical columns included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 on pages 69 through 83 of Amendment No. 1 to agree with the audited financial statements presented later in the filing. The Company respectfully acknowledges the feedback on several December 31, 2020 balance sheet amounts and has incorporated the appropriate corrections into the unaudited pro forma condensed combined balance sheet of the combined company as of March 31, 2021 and the notes to the unaudited pro forma condensed combined financial statements included on pages 67 through 83 of Amendment No. 1.

10.	We note your adjustment 4(f) to reflect the estimated goodwill balance to be recognized as part of the Aria Merger of $191 million. The amount is inconsistent with that of the preliminary opening balance sheet for Aria. Revise or advise.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment as it relates to the December 31, 2020 amounts for goodwill. The Company has applied this correction to the preliminary opening balance sheet for Aria as of March 31, 2021 to match the adjustment to reflect the estimated goodwill balance shown in the unaudited pro forma condensed combined balance sheet as of March 31, 2021 included on page 67 of Amendment No. 1.

11.	Expand your disclosure related to adjustment 4(h) to provide detailed information regarding the financing arrangements and more specifically how the funds will be used. Clarify whether these financing arrangements are different from the New Credit Facility disclosed on page 131.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has expanded the disclosure on page 77 of Amendment No. 1 as requested.

12.	Expand adjustment 4(n) to separately disclose amounts for each adjustment. In addition, clarify whether the “reclassification” in (1) relates to note (i) in which the Rice Acquisition Corp. Class A common stock currently classified as temporary equity is adjusted to permanent equity under the assumption that no Public Stockholders exercise their Redemption Rights.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 76 and 77 of Amendment No. 1 as requested.

13.	We note adjustment 4(q) to reflect the fair value step-up related to the noncontrolling interests acquired as part of the Aria Merger of $396.1 million. The amount is inconsistent with that of the preliminary opening balance sheet for Aria. Revise and tell us how the amount is determined.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has expanded the disclosure on page 77 of Amendment No. 1 to indicate that the amount also reflects the non-controlling interests (54.2%) associated with the Class B shareholder interests in RAC Opco in addition to the fair value step-up related to the noncontrolling interests acquired as part of the Aria Merger.

14.	Throughout your filing, you have disclosed several transactions that have not been contemplated by your pro forma adjustments reflecting the Combined Company. Tell us what consideration you have given to the following transactions and revise your pro forma presentation, as appropriate:

●	expected repayment of the Term Loan B of Aria, as disclosed on page 184,

●	sale of LES by Aria, as disclosed on pages F-39 and F-46,

●	expected repayment of the outstanding amounts under the credit agreement related to purchase of Big Run and the related guaranty fee owed to Noble, as disclosed on page 244,

●	forward purchase agreement disclosed on pages 229 and F-19, and

●	Senior Secured Notes issued by Archaea related to Project Assai, as disclosed on page 191.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the pro forma adjustments in the Financing Transactions column on pages 67 through 70 of Amendment No. 1 and expanded this disclosure to include the effects of the expected repayment of Term Loan B of Aria and the expected repayment of the outstanding amounts under the credit agreement related to the purchase of Big Run and the related guaranty fee owed to Noble. The Company has also revised our pro forma adjustments in the Other Transaction Accounting Adjustments column on 67 through 70 of Amendment No. 1 and has expanded this disclosure to include the effects of the sale of LES by Aria. The Company has also revised the disclosure on page 76 of Amendment No. 1 with respect to the forward purchase agreement to indicate that it is now collapsed into the $300 million PIPE investment. Although the Senior Secured Notes issued to Archaea related to Project Assai were already included in the pro forma adjustments in the Financing Transactions column, the Company has expanded the disclosure to include the relevant terms under which the Senior Secured Notes were executed. This enhanced disclosure has been made as of March 31, 2021.

Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2020, page 73

15.	In regards to adjustment 5(a), revise to disclose the different asset classes and the useful lives used to determine the incremental depreciation and amortization expenses.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 78 of Amendment No. 1 as requested.

16.	Expand your disclosure related to adjustment 5(e) and tell us the basis for the additional interest expense amount.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 78 of Amendment No. 1 as requested.

17.	Expand your disclosure to clarify how you determined no pro forma adjustments related to income taxes are necessary.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 78 and 81 of Amendment No. 1 as requested.

18.	We note your Net Loss per Common Share for RAC historical financial periods is calculated similar to a two-class method of income per share according to disclosures on page F-15. Expand note 5(d) or the disclosures within Comparative Share Information on page 75 to discuss how pro forma loss per share is calculated under Scenario 1 and 2, as well as a discussion of the impact of potentially dilutive equity outstanding, such as the warrants.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 79 through 83 of Amendment No. 1 as requested.

Proposal No. 1 - The Business Combination Proposal

Background of the Business Combinations, page 100

19.	You disclose on page 101 that you commenced an active search for prospective businesses and assets to acquire and that following the IPO you engaged Archaea as a technical advisor to assist you in the evaluation of potential target business opportunities in the renewable natural gas sector. However, thereafter your narrative appears to focus exclusively on the Aria and Archaea transactions. Please expand your discussion to describe the methodology by which you or the Special Committee conducted its active search for prospective business targets, disclose the number of business combination opportunities you evaluated as part of this process and if any were outside the renewable natural gas sector, and disclose the date you engaged Archaea as your technical advisor. In terms of the business combination opportunities you and/or the Special Committee evaluated as part of its active search, discuss the information gathered, how and by whom it was evaluated, the negotiations which occurred, and any offers that were made or received. Explain whether any alternatives were considered and why you believe the Aria and Archaea transactions to be superior.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 109 and 110 of Amendment No. 1 as requested.

20.	Prior to the consummation of your IPO on October 21, 2020, you disclose that neither you, nor anyone acting on your behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with you. However, we note that on September 2, 2020, Archaea and Aria executed a confidentiality agreement (the “Archaea NDA”) pursuant to which Archaea received confidential information about Aria as part of the re-launched sales process for Aria, and after your IPO, you disclose that you began receiving confidential information about Aria as representative of Archaea under the Archaea NDA. Further, you disclose that on October 7, 2020, representatives of Archaea, Ares, and the Rice Investment Group held a virtual meeting to discuss Archaea’s potential access to private capital sources from the Rice Investment Group for a bid for Aria.

Considering that Archaea is majority-owned and controlled by Rice Investment Group, and that the Rice Investment Group is an affiliate of RAC (of which partners include Daniel Joseph Rice, IV, your Chief Executive Officer and director, and J. Kyle Derham, your Chief Financial Officer and director), and which is controlled by Mr. Rice and his family members, who also control your Sponsor, please reconcile the disclosures and explain the process and controls among RAC and its affiliates by which you considered to determine that “neither you nor anyone acting on your behalf contacted any prospectus target business or had any substantive discussions, formal or otherwise, with respect to any business combination” with you prior to the consummation of your IPO on October 21, 2020. As part of this discussion, please discuss when Messrs. Rice and Derham first were involved in discussions about Aria.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 109 and 110 of Amendment No. 1 as requested.

21.	Considering the conflicts of interests involved in the Aria and Archaea transactions, including Archaea, acting as a technical advisor to the Special Committee while at the same time an acquisition target, discuss why Moelis was not given access to Aria’s virtual data room to supplement due diligence until February 4, 2021, when Moelis was retained as a financial advisor to the Special Committee with regard to these transactions on December 1, 2021.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 112 and 116 of Amendment No. 1 as requested.

22.	You disclose that in 2018, Aria engaged Barclays Investment Bank (“Barclays”) in connection with a marketed sales process for Aria and its assets. Please clarify whether Barclays performed additional services to RAC after its IPO and presented the business combination with Aria in its capacity as an underwriter in RAC’s IPO. We note that RAC will pay $7.6 million in deferred underwriting commissions in connection with this Business Combination.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 165 of Amendment No. 1 as requested.

23.	You disclose that on November 17, 2020, you provided a non-binding letter of intent and term sheet to Aria to acquire Aria on a cash free, debt free basis, to be financed by proceeds from the IPO, cash received pursuant to the Forward Purchase Agreement and PIPE investments of $250 million (subject to potential upsizing). You further disclose that the Special Committee discussed the proposed PIPE Investment on January 15, 2021 and that RAC agreed to issue and sell to the PIPE Investors, an aggregate of 30.0 million newly issued shares of Class A Common Stock for an aggregate purchase price of $300.0 million. Please disclose who selected the PIPE investors, the identity of the PIPE Investors, and any material relationships between the PIPE investors and RAC, the Sponsor, the Companies and their affiliates. We note that the PIPE Investors will own 26% of the Combined Company post-initial business combination (32% assuming maximum redemptions).

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 121 of Amendment No. 1 to clarify who selected the PIPE Investors. The Company also respectfully advises the Staff that the beneficial ownership table on pages 252 through 255 of Amendment No. 1 gives effect to the PIPE issuance and lists the PIPE Investors that are directors and officers of the Company as well as PIPE Investors that are expected to beneficially own 5% or more of the Common Stock expected to be outstanding immediately before or following the Business Combinations.

The Special Committee’s Reasons for the Approval of the Business Combinations, page 114

24.	You disclose that the Special Committee considered that some of your officers and directors may have interests in the Business Combinations as individuals that are in addition to, and that may be different from, the interests of your stockholders. Please expand your disclosure and clarify whether the Special Committee considered the relationships among Archaea, the Rice Investment Group, a private investment fund, partners of which include Daniel Joseph Rice, IV, your Chief Executive Officer and director, and J. Kyle Derham, your Chief Financial Officer and director, and which is controlled by Mr. Rice and his family members , who also control your Sponsor, and, as applicable, describe the reasons the Special Committee recommended the business combination transaction notwithstanding these conflicts of interests.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 123 and 124 of Amendment No. 1 as requested.

Certain Projected Financial Information, page 116

25.	We note your disclosure regarding various financial projections shared with or by you, the Special Committee, or Moelis. Please provide qualitative and quantitative disclosure of the material assumptions underlying these projections. For example, please quantify within these assumptions the natural gas, and RIN and LCFS credit price assumptions used in each, as well as to quantify any pricing assumptions of long-term contracts for the sale of renewable natural gas used.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 128 and 129 of Amendment No. 1 as requested.

Pro Forma Projected Financial Information, page 121

26.	You disclose that the Pro Forma Projections did not utilize the RAC Projections, the 4 Dev Projections or All Dev Projections for fiscal years 202IE through 2040E on a standalone basis, but rather made changes primarily of (i) changes to optimize the sequencing and timing of the Aria and Archaea development projects so as to bring those projects with the greatest potential returns online the fastest as part of a Combined Company operational plan and (ii) more conservative assumptions regarding the projected operation dates for certain of development projects and inclusion of five additional development projects, in each case, due to additional due diligence completed by your management, the Special Committee and their advisors following the original presentation of the RAC Projections and the Archaea Projections to the Special Committee in January 2021. Please expand to discuss as part of the formation of the Pro Forma Projections, the material assumptions which underlie such projections to include (i) the assumed material increase in capital expenditures, in particular from 2021-2024, and (ii) operational changes this entails from any of the standalone projections. Please also describe the five additional development projects, and if such additional projects relate to the business of Aria or Archaea and when you expect to develop such projects.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 131 and 132 of Amendment No. 1 as requested.

27.	Please disclose all material projections and related assumptions shared with Moelis for use in its financial analyses. For example, the “Selected Publicly Traded Companies Analysis — Combined Company” analysis beginning on page 126 appears to rely in part on Adjusted EBITDA and unadjusted EBITDA of the Combined Company, which figures are not disclosed in any of your disclosed projections. Please also disclose how you compute Adjusted EBITDA.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 126 through 138 of Amendment No. 1 as requested.

Interests of Certain Persons in the Business Combinations, page 129

28.	Please revise the conflicts of interest discussion so that it specifically discloses all material interests in the transaction held by the company’s officers and directors, the sponsor, Archaea and the affiliated parties, including:

●	the value of Archaea management’s economic interest in your sponsor;

●	the market value of the private placement warrants purchased by the sponsor that will expire if the transaction is not completed;

●	the interests that each of your sponsor, current officers and directors will receive in the business combination by quantifying the value of the securities as of the most recent practicable date. Also include the PIPE investors in your discussion.

●	the value of the out of pocket expenses incurred by the sponsor, directors, officers and their affiliates that is subject to reimbursement.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 139 and 140 of Amendment No. 1 to disclose the value of Archaea management’s economic interest in our Sponsor, the market value of the private placement warrants purchased by our Sponsor and the interests that our Sponsor, current officers and directors will receive in the Business Combinations. The Company respectfully advises the Staff that there are not any currently out of pocket expenses incurred by our Sponsor, directors, officers or their affiliates for which reimbursement is owed.

29.	Please revise to clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders of RAC experience a negative rate of return on the post-business combination Combined Company.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 140 of Amendment No. 1 as requested.

Information about the Combined Company, page 159

30.	Please disclose the sources for the various tabular and/or graphical presentations appearing in this section.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 170, 172 and 175 of Amendment No. 1 as requested.

Core Revenue Stream and Commercial Strategy: Securing Long-Term Fixed Price Offtakes for RNG Volumes, page 166

31.	Please substantiate and describe the related assumptions for the statement that on “a single project basis, [you] can generate more than $12 per mmbtu of free cash flow, giving [you] clear visibility to generating 60% free cash flow margins that will allow [you] to reinvest in future highly-economic projects.”

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 176 of Amendment No. 1 as requested.

Our Commercial and Growth Strategy, page 166

32.	Please disclose the seven unique revenue sources that can be generated from a single unit of landfill gas that you disclose you have identified.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 175 of Amendment No. 1 as requested.

Upgrade/Conversion Projects, page 166

33.	We note your graphical presentation. While you disclose your plan to convert and upgrade 13 of your existing LFG-to-Electricity assets to LFG-to-RNG projects, please explain the 16 organic RNG developments, and 25 high probability development projects. For example, explain what you mean by organic RNG development and high probability RNG development. For all three types of projects, discuss the timing of such development and any expected capital cost to develop. In this regard, we note your disclosure on page 167 that the Combined Company has also identified over 25 “high probability development projects” that you expect to secure the rights to over the next several months. You disclose that these projects could produce an additional $250 million of EBITDA (at $1.50 RIN, $140 per metric ton LCFS and $15 per mmbtu fixed price assumptions) that is not reflected in your current EBITDA projections. If you retain such disclosures, please disclose the projected capital costs to develop such assets.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 174 of Amendment No. 1 as requested.

34.	Please substantiate how your existing asset portfolio presents several optimization opportunities where one-time upfront capital investments can be deployed to “generate recurring revenues equal to two times the upfront cost.”

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed this statement in Amendment No. 1.

RNG Development Pipeline and Project Assai, page 167

35.	Please explain what you mean by your disclosure that you have identified three similar “Assai-level” projects already in the Combined Company’s portfolio. We note that you refer to Archaea’s high-BTU RNG plant under development as “Project Assai.”

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 176 of Amendment No. 1 as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Aria Results of Operations, page 178

36.	We note that you are engaged in two reportable segments: Renewable Natural Gas and Renewable Baseload Electricity. Revise to provide an analysis of your operations for each reportable segment quantifying the effect of each causal factor for material changes in the operations of your reportable segments. Refer to Item 303(a) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 186 through 196 of Amendment No. 1 as requested.

Impacts of COVID-19, page 193

37.	You state that in response to the COVID-19 pandemic and related mitigation measures, Archaea began implementing changes in its business in March 2020 to protect its employees and customers, and to support appropriate health and safety protocols and that these measures resulted in additional costs, which Archaea expects will continue through 2021 as it continues to work to address employee safety. Please revise your disclosure to discuss any material costs incurred as a result of the modified business practices the Companies adopted in response to the COVID-19 pandemic that you refer to here.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 180 and 207 of Amendment No. 1 as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Archaea

Liquidity and Capital Resources, page 195

38.	You state that “Based on the Combined Company’s current growth plan, Archaea believes that its cash on hand following the consummation of the Business Combinations, including the proceeds from the PIPE Investment, together with the other assets and expected cash flows of the Combined Company, will be sufficient to meet the Combined Company’s working capital and capital expenditure requirements for a period of at least four years from the date of this proxy statement.” Please quantify and more fully disclose and discuss Archaea’s long term liquidity requirements and priorities. Address potential changes in those priorities based on the impact of changes in the amount of cash available on a pro forma basis post Business Combinations, considering Scenario 1 and 2 of your pro forma financial statements. For example, we note your pro-forma projections on page 123 include between approximately $152 million and $225 million in capital expenditures each year 2021 through 2024. Expand your disclosures to further support your belief that pro forma cash on hand following the Business Combinations will be sufficient to meet these projected expenditures and other working capital needs.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 210 of Amendment No. 1 as requested.

Conflicts of Interest, page 205

39.	We note the disclosure that your Existing Charter provides that you renounce your interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of RAC and such opportunity is one that you are legally and contractually permitted to undertake and would otherwise be reasonable for you to pursue. Please address whether this corporate opportunity provision impacted your search for an acquisition target. Please revise to disclose, as applicable, the corresponding provision in your proposed Combined Company Charter.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 221 of Amendment No. 1 as requested.

Beneficial Ownership of Securities, page 236

40.	Please clarify if Daniel Joseph Rice, IV can be considered the beneficial owner of the securities held by Archaea Energy LLC, considering that you disclose that Archaea is currently majority-owned and controlled by Rice Investment Group, a private investment fund which you disclose is controlled by Mr. Rice and his family members.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 253 of Amendment No. 1 as requested.

Certain Relationships and Related Party Transactions

RAC Opco LLC Agreement

Conversion of Class B Units of RAC Opco and Exchange Right page 240

41.	Following the initial business combination, you disclose that holders of Class A units of RAC Opco (other than RAC) will have the right (an “exchange right”), subject to certain limitations, to exchange Class A units of RAC Opco (and a corresponding number of shares of Class B Common Stock) for, at your option, (i) shares of Class A Common Stock on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, or (ii) a corresponding amount of cash. Please quantify the number of such Class A units of RAC Opco outstanding after the initial business combination, including the number of such units held by other than RAC and subject to the exchange right.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 257 of Amendment No. 1 as requested. The Company respectfully advises the Staff that a range for this value has been provided because the final exchange calculation will be done at the time of the closing of the Business Combinations and will be based on the value of the Company’s publicly traded stock at that time.

Non-Liquidating Distributions and Allocations of Income and Loss, page 241

42.	You disclose that you do not anticipate making any distributions (other than tax distributions and reimbursements of expenses) to holders of RAC Opco units (including RAC) prior to your initial business combination, other than redemptions of Class A units of RAC Opco held by RAC in connection with a redemption of Public Shares. Please disclose if you have current plans to cause RAP Opco to make nonliquidating distributions to the holders of RAC Opco units in the foreseeable future following your initial business combination.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 258 of Amendment No. 1 as requested.

Archaea Energy LLC and Subsidiaries

Independent Auditor’s Report, page F-55

43.	Please revise to provide an audit report stating that the audit was also conducted in accordance with the standards of the Public Company Accounting Oversight Board or tell us why you believe the current audit report is appropriate.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes the current audit report with respect to Archaea and its subsidiaries is appropriate because, as described in Section 4210.3 and 4210.4 of the Division of Corporation Finance’s Financial Reporting Manual, an audit report for an “issuer” must provide that the audit was conducted in accordance with PCAOB standards; whereas, an audit report for a “non-issuer” may instead provide that the audit was conducted in accordance with applicable professional standards (i.e., U.S. GAAS issued by the AICPA). An audit report of a non-issuer, however, must refer to the PCAOB standards if the auditor of an issuer “makes reference to the work performed by” the non-issuer’s auditor.

The Company has determined that, following the Business Combinations, Aria, and not Archaea or RAC, will be the predecessor of the Combined Company whose historical financial information will become the historical financial information of the Combined Company. Such determination is separate from the determination of which entity is the accounting acquirer as discussed above in connection with the Staff’s Comment 8. Our analysis was based on all relevant facts and circumstances, including (1) the relevance of Aria’s business relative to the Combined Company, (2) the relative size and fair value of Aria compared to Archaea and RAC and (3) the ongoing management structure and operations of the Combined Company.

In anticipation of Aria’s historical financial information being presented as the historical financial information of the Combined Company (i.e., the historical financial information of an “issuer”) in the first Annual Report on Form 10-K for the Combined Company to be filed after the consummation of the Business Combinations, Aria’s audit report indicates that the applicable audit was conducted in accordance with the audit standards of the PCAOB (in addition to U.S. GAAS). By contrast, because Archaea is, and will remain after the consummation of the Business Combinations, a “non-issuer,” its audit report is permitted to refer to U.S. GAAS rather than the standards of the PCAOB. Furthermore, Aria’s auditor, in its anticipated role as the auditor of the Combined Company, does not expect to need to “make reference to the work performed by” Archaea’s auditor. For these reasons, the Company believes the audit report for Archaea and its subsidiaries included in the Preliminary Proxy Statement is appropriate in its reference to U.S. GAAS and not the standards of the PCAOB.

Notes to the Consolidated Financial Statements

Note 4, Business Acquisitions, page F-69

44.	We note that on April 6, 2021, you completed the acquisition of PEI Power LLC. Tell us what consideration you have given to Rule 3-05 of Regulation S-X regarding financial statement presentation and Article 11 pro forma financial information for the acquisition.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes that the requirements of Rule 3-05 and Article 11 of Regulation S-X do not apply to Archaea’s acquisition of PEI Power LLC because financial statements of Archaea, as one of the target companies in the Business Combinations, are required to be included in the Preliminary Proxy Statement pursuant to paragraph (c)(2) of Item 14 of Schedule 14A (Information about the parties to the transaction – Acquired company). Paragraph (c)(2) requires the information required by Part C of Form S-4 (Information about the Company Being Acquired). The portion of Part C of Form S-4 applicable to Archaea is Item 17 (Information with Respect to Companies Other Than S-3 Companies). The applicable financial statement requirement is found in paragraph (b)(7) of Item 17, which requires “Financial statements that would be required in an annual report sent to security holders under Rules 14a-3(b)(1) and (b)(2), if an annual report was required.” Rule 14a-3(b)(1) requires “consolidated and audited balance sheets as of the end of the two most recent fiscal years and audited statements of income and cash flows for each of the three most recent fiscal years prepared in accordance with Regulation S-X, except that the provisions of Article 3 (other than §§210.3-03(e), 210.3-04 and 210.3-20) and Article 11 shall not apply” (emphasis added).

Note 13, Equity, page F-75

45.	Tell us how the terms of the Series A incentive plan units will be impacted by the Business Combinations.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises that Staff that pursuant to an amended and restated Series A Incentive Plan of Archaea Energy, LLC to be effective at or prior to the Business Combination, the Series A profit interests will vest in full. Pursuant to an amended and restated limited liability company agreement for Archaea Energy, LLC to be effective at or prior to the Business Combination, upon consummation of the Business Combinations, Archaea Energy, LLC will distribute 40% of the RAC OpCo Class A units and shares of Class B Common Stock received in the Archaea Merger to its members, including holders of the Series A profits interest (the “Initial Distribution”). The beneficial ownership table in the “Beneficial Ownership of Securities” section reflects the Initial Distribution and describes in footnotes to the table the further distribution on the one year anniversary of the Business Combinations of 60% of the RAC OpCo Class A units and shares of Class B Common Stock received in the Archaea Merger.

General

46.	Please provide an organizational chart or other visual representation of your structure assuming that the initial business combination transactions have occurred.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 26 of Amendment No. 1 as requested.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Lanchi D. Huynh of Kirkland & Ellis LLP at (214) 972-1673.

Sincerely,

RICE ACQUISITION CORP.

By:	/s/ James Wilmot Rogers
Name:	James Wilmot Rogers
Title:	Chief Accounting Officer

cc:	Daniel Joseph Rice, IV (Rice Acquisition Corp.)
Matthew R. Pacey (Kirkland & Ellis LLP)
Lanchi D. Huynh (Kirkland & Ellis LLP)